Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and outlook

SOS provides big data-driven marketing solutions and is also engaged in blockchain and cryptocurrency operations and commodity trading. Our marketing solutions and commodity trading services are mainly provided via our subsidiaries in China while our cryptocurrency mining and hosting operations are currently conducted via our subsidiaries in U.S.

Our products and services

As at June 30, 2022, SOS focuses on four product and service lines including Data Marketing, Cryptocurrency Mining, Hosting Service and Commodity Trading. Of the total revenue 36.1% is from the Data Marketing of the total revenue, from cryptocurrency mining 0.2%, the Hosting Service 0.1% and 63.6% from commodity trading, respectively. Data Marketing is segmented into Insurance Marketing, Telecom Call Center, Bank Call Center and SaaS. Revenue from rescue service is included in Insurance Marketing as a value-added service to customers per request.

Revenue by products and service

Revenue by products and service	Six months ended June 30, 2022
Product and service	$ “000”	Percentage
Commodity Trading	84,348	63.6%
Cryptocurrency Mining	305	0.2%
Hosting Service	102	0.1%
Data Marketing*	47,910	36.1%
Total revenue -net	$132,665	100%

*	Revenue from Data Marketing includes four sub-categories, namely Insurance Marketing, Telecom Call Center, Bank Call Center and SaaS (Service as a provider). Breakdown of Data Marketing revenue is as follows:

	Six months ended June 30, 2022
	$’000	Percentage
Data Marketing
Insurance Marketing	47,830	36.0%
Telecom Call Center	76	0.1%
Bank Call Center	4	0.0%

Total revenue from Data Marketing	$47,910	36.1%

Data Marketing

Insurance Marketing

We purchase data from our suppliers, including Jiangxi Chacha IT Ltd., Liaoning Tianzheng Ltd and a number of online portals. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable information on market opportunities within the large amounts of data we collect, which helps us to provide our clients with data point recommendations.

Our strong data mining capabilities lay a solid foundation for the solutions to our clients, which we believe differentiate us from many other competitors in the same market. We have an experienced team of data experts in this field and we have a well-established data infrastructure system, ranging from mining to warehousing, processing and distribution.

We currently only possess an insurance agent license for operations within Inner Mongolia, China. As such, as of the date of this report, our revenues are mainly generated through various agents of the other insurance companies. We primarily work with two agents, Yongbao Insurance Co., Ltd. (“YBI”), which generates the majority of our insurance marketing revenues, as well as China PingAn Casualty Insurance Agency Ltd.

Insurance companies such as People’s Insurance Company (Group) of China, Ltd. (“PICC”) and Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) request shortlists from these insurance agents. The insurance agents will then subcontract the task to various vendors such as SOS, and SOS collects raw data from third parties or from its own data warehouse and utilize its data mining and analytics technologies to process the data, creating a shortlist and selling it to the agents. The agents then provide the list to insurance companies. We charge information service fee to these insurance agents based on the amount of insurance policy orders placed by insurance companies through these agents. Our service model is represented by the following diagram:

Telecom Call Center

SOS is also contracted with China Mobile as its outsourced service center and operates the 10086 hot-line for Hebei Province, charging China Mobile by customer call-in time.

Bank Call Center

SOS also operates a promotional center for Guangdong Bank of Development and charges by the number of successfully registered accounts. Major costs are air time of land lines.

SaaS Service

The three major SaaS offerings by SOS are as follows:

●	basic cloud system (Medical Rescue Card, Auto Rescue Card, Financial Rescue Card and Life Rescue Card)

●	cooperative cloud system (information rescue center, intelligent big data, intelligent software and hardware)

●	information cloud system (Information Today and E-commerce Today)

SOS provides warehouse access to insurance companies, financial institutions and medical institutions etc. and generates revenues through a monthly subscription fee.

Cryptocurrency Mining

We generate revenues by selling cryptocurrencies allocated from those cryptocurrency-mining pools and also anticipate to rent out hash power to third parties. The value of cryptocurrencies is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

Commodity Trading

Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd., We facilitate trading of commodity including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

Hosting Service

From January this year, SOS took initiative to build a super computer center in Wisconsin USA by providing individual and business users an immersive experience of cryptocurrency mining capacity and hosting service. Part of the facility was up and running from April 2022 and we recorded a revenue of $0.102 million for the six months ended June 30, 2022.

Components of our results of operation

Revenue

Revenue is derived from providing services to our customers including data marketing, commodity trading, hosting service and cryptocurrency mining. Key factors that affect our future revenue growth include our introduction to new lines of services, our penetration in new territories and international expansion and the pandemic impact. We recognize revenue to depict the provision of service to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Revenue is recognized after the service has been rendered or performed, or products have been delivered together with transfer of title from a seller to a buyer.

Operating costs and gross profit

Our major operating costs are purchase costs of data from information suppliers, offline and online data collection for insurance marketing, air-time phone bills for our call center business, hardware and software operating costs for our SaaS platform and cryptocurrency mining as well as costs of goods sold & warehouse rental for commodity trading business.

We calculate our gross profit as revenue less operating costs. Our gross profit has been and, we expect, will continue to be affected by a variety of factors, primarily our product line mix, volume sold, and unit fees that we can charge to the customer, market price fluctuation and local government policy towards cryptocurrency.

General and administrative expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company such as costs & expenses related to direct public offering and legal fees to defend us against class actions.

Income tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. SOS Information Technology Co., Ltd with significant insurance marketing service is a qualified high-tech enterprise and as such can enjoy a corporate income tax concession rate of 15%, all other domestic legal entities have 25% corporate tax rate. Depending on jurisdictions, offshore legal entities have various tax rate.

Interim financial results from operation

Six months ended June 30, 2022 compared to June 30, 2021

Revenue

Net revenue was $132.7 million, down 28.1% period-on-period. The decrease in revenues was negatively impacted by the continuing lock-down during the period; within China, the central government’s control measures severely restricted business activities causing a material slowdown in revenues and growth especially in our data mining. Our commodity business was also negatively affected by the global slowdown.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise notes)

	Six months ended
	30-Jun-21	30-Jun-22
	$“000”	$“000”
Revenue	184,489	132,710
Business taxes and surcharges	(11)	(45)
Net revenue	184,478	132,665
Operating costs	(167,238)	(120,294)
Gross profit	17,240	12,371
Gross profit ratio	9.3%	9.3%

As of June 30, 2022, SOS focuses on four product and service lines, including data marketing, cryptocurrency mining, hosting service and commodity trading. Data marketing represents 36.1% of the total revenue, 0.2% from cryptocurrency mining, 0.1% from hosting service and 63.6% from commodity trading respectively.

Revenue and service by products

Revenue by products and service	Six months ended June 30, 2022		Six months ended June 30, 2021
Product and service	$ “000”	Percentage	$ “000”	Percentage
Commodity trading	84,348	63.6%	155,170	84.1%
Cryptocurrency mining	305	0.2%	15,126	8.2%
Hosting service	102	0.1%	-	-
Data marketing	47,910	36.1%	14,193	7.7%
Total	132,665	100%	184,489	100%

Data Marketing Includes the following four sub-category Revenue streams:
Insurance marketing	47,830	36.0%	13,338	7.2%
Telecom call center	76	0.1%	324	0.2%
Bank call center	4	0.0%	278	0.2%
SaaS	-	0.0%	253	0.1%
Total	47,910	36.1%	14,193	7.7%

We started to generate cryptocurrency revenue from the end of February 2021. We were allocated 132.1 units of BTC and 1,853.1 units of ETH in Q2 2021 from our mining pools as compared to 42.2 units of BTC and 916.9 units of ETH in Q1, 2021. During the first half of 2022, we are still re-locating and building our cryptocurrency mining facilities to and in Wisconsin USA. We recorded 179.32 units of ETH output and generated no BTC revenue for the six months ended June 30, 2022, which shows our plan to move our cryptocurrency mining business to U.S. is behind schedule as we are picking up mining capacity over time.

United States generally accepted accounting principles for cryptocurrency mining are complex, emerging and uncertain. Cryptocurrencies may not be recognized as cash or cash equivalents, and mining activities may not qualify for revenue recognition. Cryptocurrencies have no inherent value, are not legal tender recognized by any governmental entity, and might not be able to be converted into fiat currencies. Investors are advised not to place undue reliance on mining results alone, without considering other financial and non-financial metrics.

Operating Costs and Expenses

Operating costs were $120.3 million, 28.1% down period-on-period from $167.2 million in the first half of 2021 which is consistent with our revenue decline. Operating costs comprised data acquisition costs for our insurance marketing business, land line telephone expenses for call centers, maintenance expense and hardware depreciation for cryptocurrency mining well as costs of goods sold for commodity trading.

Selling expenses

Selling expenses mainly relate to our commodity business and include freight-out expenses, custom clearing agency fee, warehouse rental expense, promotional expense, sales commission and payroll expenses to sales team. Selling expenses increased to $3.1 million from $0.03 million from the same period of last year. The increase is largely accounted for by warehouse, freight-out expense and agency fees of commodity business as we directly import goods from outside China instead of purely purchasing commodity products from local vendors in prior period.

General and administrative expenses

General and administrative expenses were $10.1 million, 48.1% down period-on-period from $19.4 million in the first half of 2021. The decrease in general and administrative expenses was mainly associated with share-based compensation expenses and professional fees which decreased 19.3% and 685% respectively.  Senior management continues to be compensated primarily via share-based compensation.

Operating loss

GAAP net loss was $14.3 million, compared to a net loss of $20.4 million in the first half of 2021, representing a decrease of 29.8%. The decrease is primarily due to the spread of pandemic again in mainland China during the period, but was offset somewhat by a decline in the cost of goods and G&A expenses. Consequently, overall gross margin is in line with last year of 9.3%. We believe our stable gross margin demonstrates our ability to manage costs even in a difficult economic environment.

Income tax

The Company’s Chinese subsidiaries paid US$1.1 million of corporate income tax for the period ended June 30, 2022.

GAAP net loss attributable to ordinary shareholders was $14.3 million, as compared to a net loss of $20.4 million in the prior year period.

GAAP Basic EPS was $(0.0046) per share, as compared to $(0.04) per share in the prior year period.

Balance Sheet and Cash Flow

Cash flow generated from operating activities

As of June 30, 2022, the Company had cash and cash equivalents of $247.4 million, compared to $185.5 million in the prior year period, an increase of $61.9 million. The net increase in cash and cash equivalents was mainly generated from operating activities. The Company believes that its cash resources are more than adequate to fund operations and growth initiatives.

Unaudited Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-21	30-Jun-22
	Unaudited	Unaudited
	$	$
Cash flows from operating activities:
Net loss	(20,411)	(14,334)
Adjustments:
Depreciation and amortization	5,509	2,700
Share-based compensation	17,927	14,472
Allowance for doubtful accounts-accounts receivable	-	189
Allowance for doubtful accounts-other receivable	-	800
Inventory	(102,566)	11,217

Accounts receivable	-	20,391
Other receivables	(196,620)	(138,389)
Amount due from related parties	(10,183)	(10,622)
Intangible assets	(12,221)	(837)
Accrued liabilities	24	(3,085)
Accounts payable	(13,118)	5,400
Tax payable	(6,024)	(2,323)
Other payables	(8,338)	7,415
Amount due to related parties	2,406	1,390
Contract liability	4,450	192
Lease liabilities	-	1,107
Net cash used in operating activities	(339,165)	(104,317)
Cash flows from investing activities:
Purchase of property, equipment and software	(34,205)	-
Proceeds from disposal of property, equipment and software		1,597
Disposition of assets-P2P	3,500	-
Net cash (used in)/generated from investing activities	(30,705)	1,597
Cash flows from financing activities:
Proceeds from share issuance, net of issuance costs	551,824	18,483
Net cash generated from financing activities	551,824	18,483
Effect of exchange rates on cash and cash equivalents	2,887	(6,443)
Net increase/(decrease) in cash and cash equivalents	184,841	(90,680)
Cash and cash equivalents at beginning of the period	610	338,026
Cash and cash equivalents at end of the period	185,451	247,346
Supplemental cash flow information
Cash paid for income tax	-	1,061

Cash flow used in investing activities

The Company, through its subsidiary, SOS Information Technology New York Inc. and China SOS Ltd., purchased BTC and ETH mining equipment for an aggregate cost of approximately $34.2 million for the period of six months ended June 30, 2021. The Company disposed off some office equipment in China and realized proceeds of $1.6 million for the period ended June 30, 2022.

Financing activities

The Company received net proceeds of US$18.5 million from registered direct offering for the period ended June 30, 2022 as compared to the same period of last year, the Company received aggregate net proceeds of US$551.8 million

About SOS Limited

SOS provides big data-driven marketing solutions and is also engaged in blockchain and cryptocurrency operations and commodity trading. The core infrastructure of SOS’ marketing data solutions to insurance and emergency rescue services is built on big data, blockchain-based technology, cloud computing, AI, satellite, and 5G network, etc. For more information, please visit: http://www.sosyun.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, our expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. SOS cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Words such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “look” or similar expressions may identify forward-looking statements. Specifically, forward-looking statements may include statements relating to the Company’s:

●	ability to execute its business plan;

●	changes in the market for SOS’ products and services; and

●	expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by SOS in its filings with the Securities and Exchange Commission (“SEC”). These risk factors and those identified elsewhere in this press release, among others, could cause actual results to differ materially from historical performance and include, but are not limited to:

●	US government’s policies and regulatory oversight of crypto currency mining operation and our other operations;

●	SOS’s cryptocurrency mining, commodity trading and marketing solutions businesses are still under development, with many uncertainties in integration of these various business segments;

●	Failure to manage the newly launched commodities trading business effectively;

●	Loss of key customers in the commodity trading business;

●	failure to access a large quantity of power at reasonable costs could significantly increase SOS operating expenses and adversely affect our demand for SOS’s crypto mining and hosting activities;

●	shortages in, or rises in the prices of mining machines may adversely affect the Company’s business;

●

claims and/or regulatory actions against us related to cybersecurity review in China may result in our being subject to fines, constraints on or modification of our marketing data solution business, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects.

●	any significant or prolonged failure in the data warehouse facilities and data mining facilities that SOS operates or services it provides, including events beyond its control, would lead to significant costs and disruptions and would reduce the attractiveness of its facilities, harm its business reputation and have a material adverse effect on its results of operation;

●	security breaches or alleged security breaches of our data warehouses could disrupt SOS operations and have a material adverse effect on its business, financial condition and results of operation; and

●	other risks and uncertainties indicated in SOS’s SEC reports or documents filed or to be filed with the SEC by SOS.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.